EX-99.1 AN ENGLISH-LANGUAGE TRANSLATION OF FINANCIAL STATEMENTS AND SUMMARY OF NOTES FOR THE PERIOD JANUARY 1, 2006 TO DECEMBER 31, 2006, SUBMITTED TO FINANCIAL SUPERVISORY COMMISSION OF KOREA
GMARKET, INC.
Financial Statements
December 31, 2006 and 2005
(With Independent Auditors’ Report Thereon)
Report of Independent Auditors
To the Board of Directors and Shareholders of
GMARKET INC. (formerly Interpark Goodsdaq Corporation)
We have audited the accompanying balance sheets of GMARKET INC. (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, appropriation of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GMARKET INC. as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 29, 2007

This report is effective as of March 29, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
GMARKET INC.
   Balance Sheets
   December 31, 2006 and 2005

(in thousands of Korean won)	2006		2005
Assets
Current assets

Cash and cash equivalents	~~W~~	34,930,397	~~W~~	36,897,629

Short-term financial instruments		140,798,400		47,400,000

Cutrrent held-to-maturity securities		4,000,000		—

Short-term loans		15,000		430,500

Accounts receivable, net		33,826,935		16,244,097

Other accounts receivable, net		848,231		239,416

Accrued income		2,367,902		788,264

Advance payments, net		413,482		749,205

Prepaid expenses		813,827		485,069

Deferred income tax assets (Note 8)		688,176		387,827

Total current assets		218,702,350		103,622,007

Held-to-maturity bond		—		4,000,000

Guarantee deposits		4,336,972		389,074

Long-term loans		—		20,000

Long-term financial instruments		5,000,000		5,260,000

Other non-current assets		55,883		76,270
Non-current deferred income tax assets (Note 8)		360,780		40,513

Property and equipment, net (Note 3)		16,177,212		6,448,058
Intengible assets, net (Note 4)		3,496,549		1,765,126

Total assets		248,129,746		121,621,048

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable to sellers		104,608,757		94,542,379

Accounts payable		18,547,302		10,487,109

Deferred revenue		3,532,392		2,180,070

Accrued expenses		916,532		534,629

Withholdings		191,840		356,222

Value added tax withholdings		1,994,907		1,250,365

Reserves for retruned goods unsold		93,894		131,857

Loyalty program reserves (Note 5)		6,607,967		2,263,215

Income taxes payable		3,546,360		33,444

Total current liabilities		140,039,951		111,779,290

Accrued severance benefits, net		1,396,730		428,077

Total liabilities		141,436,681		112,207,367

Shareholders’ equity
Capital stock (Note 1 and 6)

Common stock		4,950,621		3,040,000

Preferred stock		—		1,257,650

Capital surplus
Paid-in capital in excess of par value		85,354,124		6,285,605

Other		3,000		3,000

Retained earnings (Accumulated deficit)		15,462,542		(1,318,004)
Capital adjustment

Stock options		922,778		145,430

Total shareholders’ equity		106,693,065		9,413,681

Total liabilities and shareholders’ equity	~~W~~	248,129,746	~~W~~	121,621,048

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
   Statements of Operations
   Years Ended December 31, 2006 and 2005

(in thousands of Korean won, except per share amounts)	2006		2005
Revenues (Note 10)

Transaction fees	~~W~~	103,218,344	~~W~~	57,747,745
Advertising and other		54,881,056		13,555,769

		158,099,400		71,303,514
Cost of revenue (Note 10)		78,631,274		36,549,908

Gross profit		79,468,126		34,753,606

Selling, general and administrative expenses (Note 10)
Salaries		7,008,525		3,022,371
Outsourcing		11,867,475		6,807,435

Provision for severance benetifs		575,433		322,356

Employee fringe benefits		976,947		400,391

Travel		312,139		90,544

Entertainment		355,084		110,024

Communications		213,875		78,369

Taxes and dues		106,960		60,517

Depreciation		249,300		93,478

Amortization		844,358		203,660

Rent		1,667,308		468,812

Insurance		386,138		11,739

Research and developments (Note 4)		2,933,771		1,409,052

Transportation		408,057		568,018

Training		16,507		1,331

Printings		30,062		44,232

Supplies		114,833		44,817

Commissions		2,096,331		979,441

Advertising		27,350,366		14,037,016

Promotions (Note 5)		6,161,001		3,278,149

Bad debt		283,213		101,592
Compensation expenses for stock option		701,592		79,358

		64,659,275		32,212,702

Operating income		14,808,851		2,540,904

Other income
Interest income		5,188,773		1,392,796
Gain on foreign currency transactions		1,824,062		—
Gain on foreign currency translation		38,105		—

Miscellaneous income		111,416		37,932

		7,162,356		1,430,728

Other expenses
Loss on foreign currency transactions		344		—
Loss on foreign currency translation		108,800		—

Donations		175,134		15,745
Loss from disposal of property and equipments		30,996		2,729
Additional income taxes for prior periods		479		—
Loss on derivative instrument transaction		1,395,265		—

Miscellaneous expense		44,371		9,009

		1,755,389		27,483

Ordinary income		20,215,818		3,944,149

Extraordinary item		—		—

Income before income taxes		20,215,818		3,944,149
Income tax expense (benefits) (Note 8)		3,435,272		(307,614)

Net income	~~W~~	16,780,546	~~W~~	4,251,763

Net income per share (Note 9)	~~W~~	362	~~W~~	108

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
   Statements of appropriation of retained earnings
   Years Ended December 31, 2006 and 2005
   (Date of disposition : March 29, 2007 and March 28, 2006
   For the years ended December 31, 2006 and 2005, respectively)

(in thousands of Korean won)	2006		2005
Accumulated deficit before disposition
Undisposed accumulated deficit carried over from prior years	~~W~~	(1,318,004)	~~W~~	(5,569,767)

Net income		16,780,546		4,251,763

		15,462,542		(1,318,004)
Unappropriated retained earnings to be carried forward to the subsequent year (undisposed accumulated deficit)	~~W~~	15,462,542	~~W~~	(1,318,004)

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
   Statements of Cash Flows
   Years Ended December 31, 2006 and 2005

(in thousands of Korean won)	2006		2005
Cash flows from operating activities

Net income	~~W~~	16,780,546	~~W~~	4,251,763
Adjustments to reconcile net income to net cash
Provided by operating activities

Provision for severance benefits		1,039,185		522,247

Depreciation		2,395,008		991,736

Bad debt expense		283,213		101,592

Amortization		951,650		203,660

Sales promotion expenses (Note 5)		6,400,123		2,113,911

Compensation expenses for stock options		830,898		122,027

Loss on disposal of property, plant and equipment		30,996		2,729

Loss on foreign currency translation		108,800		—

Gain on foreign currency translation		(5,769)		—
Decrease in income tax due to increase of deferred income tax assets		(620,616)		(428,340)

		11,413,488		3,629,562

Changes in operating assets and liabilities
Increase in accounts receivable		(17,791,760)		(12,188,810)
Increase in other accounts receivable		(677,337)		(315,682)
Increase in accrued income		(1,579,638)		(736,529)

Decrease (increase) in advance payments		257,933		(704,949)
Increase in prepaid expenses		(328,758)		(484,019)

Decrease in prepaid income taxes		—		7,918

Decrease (increase) in non-current other assets		20,387		(76,270)

Increase in accounts payable to sellers		10,066,378		70,382,637

Increase in accounts payable		8,060,193		7,926,943

Increase in deferred revenue		1,352,322		1,505,387

Increase in accrued expenses		381,903		254,847

Increase (decrease) in withholdings		(164,382)		335,377

Increase in value added tax withholdings		744,542		913,228
Increase (decrease) in reserves for retruned goods unsold		(37,963)		100,992
Decrease in loyalty program reserves (Note 5)		(2,055,371)		(261,783)

Increase in income taxes payable		3,512,916		33,444
Payment of severance benefits		(70,532)		(559,439)

		1,690,833		66,133,292

Net cash provided by operating activities	~~W~~	29,884,867	~~W~~	74,014,617

Cash flows from investing activities

Decrease in short-term financial instruments	~~W~~	132,813,028	~~W~~	7,600,000

Redemption of short-term loans		415,500		—

Redemption of long-term loans		20,000		142,250

Decrease in guarantee deposits		153,736		400
Increase in short-term financial instruments		(225,940,228)		(47,400,000)

Payment for short-term loans		—		(403,500)
Increase in guarantee deposits		(4,023,844)		(387,380)
Increase in long-term financial instruments		(120,000)		(5,120,000)

Acquisition of held-to-maturity bond		—		(4,000,000)
Acquisition of property and equipment		(12,155,159)		(5,445,035)
Acquisition of intangible assets		(2,683,073)		(1,895,240)

Net cash used in investing activities		(111,520,040)		(56,908,505)

Cash flows from financing activities

Issuance of common stock (Note 1 and 6)		79,667,941		694,202

Net cash provided by financing activities		79,667,941		694,202

Net increase (decrease) in cash and cash equivalents		(1,967,232)		17,800,314
Cash and cash equivalents

Beginning of year		36,897,629		19,097,315

End of year	~~W~~	34,930,397	~~W~~	36,897,629

The accompanying notes are an integral part of these financial statements.

GMARKET
Summary of Notes to Financial Statements
December 31, 2006 and 2005
1.	The Company

GMARKET INC. (the “Company”) was incorporated on April 7, 2000, under the Commercial Code of the Republic of Korea to engage in consulting, development and supply of software, intermediary business, and internet advertising.

The Company issued and inscribed 6,079,710 shares in the form of American Depository Shares (“ADS”) on NASDAQ of National Association of Securities Dealers on June 29, 2006.

As of December 31, 2006 and 2005, the Company is owned by the following shareholders:

	2006		2005
		Percentage of		Percentage of
	Number of	ownership	Number of	ownership
Shareholders	shares	(%)	shares	(%)
Interpark Co., Ltd.	14,599,900	29.49	14,499,900	33.74
A. Bohl Praktijk B.V.[1]	7,576,531	15.30	12,411,050	28.88
Yahoo Korea Corp.	4,505,650	9.10	—	—
Ki-Hyung Lee	3,701,550	7.48	4,881,550	11.36
Others	19,122,579	38.63	11,184,000	26.02

	49,506,210	100.00	42,976,500	100.00

[1]	A. Bohl Praktijk B.V. has preferred stock only as of December 31, 2005.
The Company’s 50-for-1 stock split became effective on January 5, 2006. These financial statements retroactively reflect the impact of the stock split.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, and results of operations, or cash flows, are not presented in the accompanying financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Company prepared its financial statements as of December 31, 2006 in conformity with the accounting principles generally accepted in Korea, which includes the Statements of Korean Financial Accounting Standards (SKFAS) No. 1 through No. 20 (except No. 11). The Company prepared its financial statements as of December 31, 2006 and 2005, under the same accounting principles, except for the Statements of Korea Accounting Standards No.20, which became effective January 1, 2006. Also, the Company early adopted SKFAS No. 22, “Share-based payment” for its financial statements for the year ended December 31, 2006. The Company did not restate its financial statements for the year ended December 31, 2005, in accordance with the provisions of SKFAS No. 22.

Revenue Recognition

Transaction fees are recognized when the related merchandise is delivered to customers. Revenues from advertising and other services are recognized when the related services are performed.

In accordance with SKFAS No.4 Revenue Recognition, transaction fees are recognized upon transfer to the buyer of significant risks and rewards and recorded net of estimated returned goods.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, notes and other accounts receivable based on historic collection experience and estimated collectibility of the receivable.

Investments

The Company accounts for equity and debt securities under the provision of SKAFS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories by purpose and intent to hold: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

The company’s investments consist of held to maturity securities. These securities were not subject to impairment.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives as follow:

Estimated useful lives
Office equipment	5 years
Routine maintenance and repairs are charged to expenses as incurred. Betterments and renewals, enhancing the value of the assets over the recently appraised value of the assets, are capitalized.

The Company assesses the potential impairment of property and equipment when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets as follow.

Estimated useful lives
Software	3 years
Patent	3 years
The Company assesses the potential impairment of intangible assets when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and as impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all employees and directors were to terminate their employment with the Company as of the balance sheet date.

Foreign Currency Translation

The Company translated foreign currency assets and liabilities using the exchange rate of 929.6 :US$ 1 at December 31, 2006 (2005 : 1,013 /US$ 1). Translation gains and losses are reflected in current operations.

Foreign currency assets and liabilities as of December 31, 2006 and 2005, are as follows (In thousands won):

	2006				2005
	Foreign		Korean		Foreign		Korean
Account	currency		won		currency		won

Cash and cash equivalents	US$	882,796	~~W~~	820,647		—	~~W~~	—
Cash and cash equivalents	JPY	2,062,716		16,127		—		—
Short-term financial instruments	US$	4,000,000		3,718,400		—		—
Accounts receivable	US$	314,804		292,642		—		—
Other accounts receivable	US$	230,252		214,043		—		—
Prepaid expense		—		—	US$	306,250		310,231
Accounts payable		—		—	US$	682,500		691,373
Derivative instrument

The Company records rights and obligations arising from financial derivatives as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of financial derivatives are reported in current operations.
Income Taxes

The Company recognizes deferred income tax arising from temporary differences between pretax accounting income and taxable income. Accordingly, income tax expense consists of the total income tax and surtaxes currently payable and the changes in deferred income tax assets or liabilities during the period. The deferred income tax assets or liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date. Also, deferred income tax assets (liabilities) are classified into current and non-current.
Stock Options

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using straight line method.

Loyalty Program Reserves

The Company accrued reserves for loyalty programs for the estimated costs of reserves to be used by the customers, which were provided at the time of sale to promote sales.

Accounting Changes and Correction of Errors

Accounting changes and correction of errors, which may have a material impact on the financial statements, are retroactively recorded and the respective year’s financial statements are restated. Accounting changes and correction of errors, which may not have a material impact on the financial statements, are recorded in the current year.

Reclassification of Prior Year Financial Statements

The Company reclassified certain accounts of the prior year financial statements for comparative purpose with the current year financial statements, but these changes do not affect the net income of prior year.

3.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2006 and 2005 are as follows:

	2006		2005
(in thousands of Korean won)	Office equipment		Office equipment
Acquisition cost
Beginning balance	~~W~~	7,845,245	~~W~~	2,414,785
Acquisition		12,155,159		5,445,035
Disposal		(51,051)		(14,575)

Ending balance	~~W~~	19,949,353	~~W~~	7,845,245

Accumulated depreciation
Beginning balance	~~W~~	1,397,187	~~W~~	417,297
Depreciation		2,395,009		991,736
Disposal		(20,055)		(11,846)

Ending balance	~~W~~	3,772,141	~~W~~	1,397,187

Book value	~~W~~	16,177,212	~~W~~	6,448,058

4.	Intangible Asset

Changes in intangible assets for the years ended December 31, 2006 and 2005 are as follows:

	2006
			Intellectual		Other
(in thousands of Korean won)	Software		property costs		intangible asset		Total
Beginning balance	~~W~~	1,739,763	~~W~~	25,363	~~W~~	—	~~W~~	1,765,126
Acquisition		2,594,300		41,773		47,000		2,683,073
Amortization		(929,069)		(19,831)		(2,750)		(951,650)

Ending balance		3,404,994		47,305		44,250		3,496,549

Accumulated amortization [1]	~~W~~	1,173,962	~~W~~	31,468	~~W~~	2,750	~~W~~	1,208,180

	2005
			Intellectual property
(in thousands of Korean won)	Software		costs		Total
Beginning balance	~~W~~	69,319	~~W~~	4,227	~~W~~	73,546
Acquisition		1,864,306		30,934		1,895,240
Amortization		(193,862)		(9,798)		(203,660)

Ending balance		1,739,763		25,363		1,765,126

Accumulated amortization [1]	~~W~~	244,893	~~W~~	11,637	~~W~~	256,530

[1]	The total amortization expenses amounting to ~~W~~ 951,650 thousand and ~~W~~ 203,660 thousand for the Company’s intangible assets for the years ended December 31, 2006 and 2005, respectively, were recorded as either cost of sales or selling, general and administrative expenses.
The Company expensed ordinary research and development costs as selling, general and administrative expenses amounting ~~W~~ 2,933,771 thousand and ~~W~~ 1,409,052 thousand as of December 31, 2006 and 2005, respectively.

5.	Loyalty Program Reserves

Changes in loyalty program reserves for the years ended December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006		2005
Balance at the beginning of the year	~~W~~	2,263,215	~~W~~	411,086
Provision for loyalty program reserves [1]		6,400,123		2,396,740
Redemptions		(2,055,371)		(544,611)

Balance at the end of the year	~~W~~	6,607,967	~~W~~	2,263,215

[1]	Provision for loyalty program reserves are recorded as either promotion expense or a reduction of transaction fees and amounted to ~~W~~ 3,639,561 thousand and ~~W~~ 2,760,562 thousand for the years ended December 31, 2006, respectively.

6. Capital Stock
     Changes in capital stock for the years ended December 31, 2006 and 2005 are as follows:
(in thousands of Korean won)

					Paid- in Capital
	Common		Preferred		in Excess of Par
Date of Issuance	Stock		Stock		Value		Total
January 1, 2005	~~W~~	2,400,000	~~W~~	1,257,650	~~W~~	5,916,403	~~W~~	9,574,053
July 19, 2005		607,500		—		365,850		973,350
August 5, 2005		32,500		—		7,150		39,650
(Less: stock issuance costs)		—		—		(3,798)		(3,798)

	~~W~~	3,040,000	~~W~~	1,257,650	~~W~~	6,285,605	~~W~~	10,583,255

April 19, 2006	~~W~~	45,000	~~W~~	—	~~W~~	65,550	~~W~~	110,550
June 19, 2006		1,257,650		(1,257,650)		—		—
July 5, 2006		607,971		—		86,748,646		87,356,617
(Less: stock issuance costs)		—		—		(7,745,677)		(7,745,677)

	~~W~~	4,950,621	~~W~~	—	~~W~~	85,354,124	~~W~~	90,304,745

Details of the Company’s capital stock as of December 31, 2006 are as follows:

	Number of shares	Number of shares issued
	Authorized	and outstanding	Par value (won)
Common stock	200,000,000	49,506,210	~~W~~	100
In 2006, the Company issued shares of common stocks as a result of the exercise of stock options, conversion of preferred stock to common stock, and listing on NASDAQ, the amounts in relation to these issuances were 450,000 shares, 12,576,500 shares and 6,079,710 shares respectively. The Company deposited capital in relation to the NASDAQ listing as a foreign currency deposit for one month and the Company entered into a currency option contract for the purpose of managing the risk associated with the fluctuations in exchange rate. In relation to this contract, the Company recorded a foreign currency gain of ~~W~~ 1,480,000 thousand and a loss on the derivative instrument transaction of ~~W~~ 1,395,265 thousand.

The Company increased its authorized stock to 200,000,000 as approved by the shareholders on December 2, 2005. Also on December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective January 5, 2006.

7.	Stock Options

As of December 31, 2006, the details of the Company’s stock option plans in effect for its directors and employees are as follows:

					Number of common
		Shares			shares to be issued	Exercise
Grant	Grant date	granted	Exercised	Forfeited	upon exercise	price [1]

Fourth	March 30, 2004	300,000	250,000	50,000	—	~~W~~	140
Fifth	March 22, 2005	495,000	—	45,000	405,000	~~W~~	640
Sixth	December 2, 2005	725,000	—	25,000	700,000	~~W~~	4,000
Seventh	March 28, 2006	490,000	—	22,000	468,000	~~W~~	9,000

Total		2,010,000	250,000	142,000	1,573,000

[1]	Weighted average exercise price of stock options outstanding at the end of year is ~~W~~ 4,623.
Options granted before 2005 vest over a two year period from grant date and expire after nine years.

The fourth to seventh grants vest 50% after two years and the remaining 50% vests monthly in equal increments over the following 24 months and expires between nine and eleven years after grant date. The Company calculates compensation expense based on the grant date fair value using the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions.

	4th		5th		6th		7th
Risk-free interest rates	2.05%		4.06%		4.43%		4.79%
Expected life	3	years	3	years	3	years	3	years
Expected volatility	70%		70%		70%		70%
Expected divided rate	0.00%		0.00%		0.00%		0.00%
The compensation expense related to stock options for the year ended December 31, 2006, and the period thereafter is as follows:
(in thousands of Korean won)

	From the date of
Option Grants	grant to 12/31/05		Current Year		After 12/31/06
Fourth	~~W~~	38,256	~~W~~	5,244	~~W~~	—
Fifth		44,242		41,068		106,440
Sixth		52,909		482,521		1,444,985
Seventh		—		302,065		1,279,716

Total	~~W~~	135,407	~~W~~	830,898	~~W~~	2,831,141

8.	Income Tax Expense

Income tax expenses as of December 31, 2006 and 2005 consist of the following:

(in thousands of Korean won)	2006		2005
Current income taxes	~~W~~	4,055,888	~~W~~	120,726
Deferred income tax of temporary difference		(709,549)		(339,407)
Deferred income tax of tax credit		88,933		(88,933)

Income tax expense	~~W~~	3,435,272	~~W~~	(307,614)

Components of a reconciliation of income tax as of December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006				2005
	Temporary		Permanent		Temporary		Permanent
Additions for tax purpose:
Accrued severance benefits	~~W~~	643,703	~~W~~	—	~~W~~	194,335	~~W~~	—
Accrued income		837,775		—		71,887		—
Deemed interest		—		14,541		—		28,211
Loyalty program reserves		6,607,966		—		2,263,215		—

	2006				2005
(in thousands of Korean won)	Temporary		Permanent		Temporary		Permanent
Reserves for returned goods unsold		93,894		—		131,857		—
Stock option compensation expense		—		849,978		—		425,953
Allowance for bad debt		458,940		—		77,149		—
Depreciation		379,919		—		100,306		—
Loans		—		—		146,567		—
Pending expense [1]		2,435,417		—		1,066,130		—
Entertainment expenses		—		244,678		—		25,639
Donations [2]		308,808		158,280		—		—
Others		—		23,736		—		7,573

Subtotal	~~W~~	11,766,422	~~W~~	1,291,213	~~W~~	4,051,446	~~W~~	487,376

Deductions for tax purpose:
Accrued income	~~W~~	(2,398,551)	~~W~~	—	~~W~~	(837,775)	~~W~~	—
Accrued severance benefits		—		—		(226,546)		—
Prior year revenue		—		—		(20,067)		—
Loyalty program reserves		(2,263,215)		—		(48,600)		—
Reserves for returned goods unsold		(131,857)		—		(10,887)		—
Loss from prior period adjustments [3]		—		—		—		(2,022,814)
Pending expense		(1,066,130)		—		—		—
Allowance for bad debt		(77,149)		—		—		—
Depreciation		(6,334)		—		—		—
Others		—		(19,080)		(5,000)		—

Subtotal	~~W~~	(5,943,236)	~~W~~	(19,080)	~~W~~	(1,148,875)	~~W~~	(2,022,814)

Total	~~W~~	5,823,186	~~W~~	1,272,133	~~W~~	2,902,571	~~W~~	(1,535,438)

[1]	Because of difference in imputed period accounting principles generally accepted in Korea and Corporate Tax Law.

[2]	Temporary difference is amount payable to donees as of December 31, 2006.

[3]	Permanent differences caused by the restatement of the Company’s prior year financial statements were included as loss from prior period adjustments in 2005.
Components of deferred income tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	2006
									Deferred income tax
									Assets (Liabilities)[1]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	194,335	~~W~~	—	~~W~~	643,703	~~W~~	838,038	~~W~~	—	~~W~~	230,460
Accrued income		(837,775)		(837,775)		(2,398,551)		(2,398,551)		(659,601)		—
Reserves for returned goods unsold		131,857		131,857		93,894		93,894		12,910		—
Loyalty program reserves		2,263,215		2,263,215		6,607,966		6,607,966		908,596		—
Depreciation		100,306		6,334		379,919		473,891		—		130,320
Bad debt expenses		17,842		—		—		17,842		2,453		—
Allowance for bad debt		77,149		77,149		458,940		458,940		63,104		—
Loans		146,567		—		—		146,567		40,306		—
Pending expense		1,066,130		1,066,130		2,435,417		2,435,417		277,947		—
Donations		—		—		308,808		308,808		42,461		—

Subtotal	~~W~~	3,159,626	~~W~~	2,706,910	~~W~~	8,530,096	~~W~~	8,982,812	~~W~~	688,176	~~W~~	360,780

Tax credit carried forward		88,933		88,933		—		—		—		—

Total	~~W~~	3,248,559	~~W~~	2,795,843	~~W~~	8,530,096	~~W~~	8,982,812	~~W~~	688,176	~~W~~	360,780

Deferred income tax assets	~~W~~	3,248,559					~~W~~	8,982,812	~~W~~	688,176	~~W~~	360,780

[1]	Deferred income tax assets and liabilities are calculated by future marginal tax rate in consideration of tax deduction.

	2005
									Deferred income tax
									Assets (Liabilities)[2]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	226,546	~~W~~	226,546	~~W~~	194,335	~~W~~	194,335	~~W~~	—	~~W~~	26,721
Accrued income		(71,887)		(71,887)		(837,775)		(837,775)		(230,388)		—
Reserves for returned goods unsold		10,887		10,887		131,857		131,857		18,130		—
Loyalty program reserves		48,600		48,600		2,263,215		2,263,215		311,192		—
Depreciation		—		—		100,306		100,306		—		13,792
Bad debt expenses		—		—		17,842		17,842		2,453		—
Allowance for bad debt		—		—		77,149		77,149		10,608		—
Loans		—		—		146,567		146,567		40,306		—
Pending expense		—		—		1,066,130		1,066,130		146,593		—
Loss from prior period adjustment [1]		2,022,814		2,022,814		—		—		—		—

Subtotal	~~W~~	2,236,960	~~W~~	2,236,960	~~W~~	3,159,626	~~W~~	3,159,626	~~W~~	298,894	~~W~~	40,513

Deficit carried forward	~~W~~	3,196,364	~~W~~	3,196,364	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Tax credit carried forward		—		—		88,933		88,933		88,933		—

Total	~~W~~	5,433,324	~~W~~	5,433,324	~~W~~	3,248,559	~~W~~	3,248,559	~~W~~	387,827	~~W~~	40,513

Valuation allowance		(5,433,324)		—		—		—		—		—

Deferred income tax asset	~~W~~	—					~~W~~	3,248,559	~~W~~	387,827	~~W~~	40,513

[1]	Temporary and permanent differences caused by the restatement of the Company’s prior year financial statements were included as loss from prior period adjustments in 2005.

[2]	Deferred income tax assets and liabilities are calculated by future marginal tax rate in consideration of tax deduction.

The Company’s corporate income tax rate is 27.5%. However, in accordance with the Article 6, Tax incentives for newly established SMEs under the Special Tax Treatment Control Law, the Company is eligible for 50% of tax exemption for the first 5 years.
Effective tax rates as of December 31, 2006 and 2005, are calculated as follows:

	2006		2005

Income tax expenses	~~W~~	3,435,272	~~W~~	(307,614)
Net income before tax		20,215,818		3,944,149
Effective tax rate		16.99%		–7.80%
9. Earnings Per Share
Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.
Weighted Average Number of Common Stock Outstanding
The weighted average number of common stock outstanding for the year ended December 31, 2006 and 2005 are calculated as follows:

2006
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
January 1, 2006 [1]	42,976,500	108	4,641,462,000
Exercise of Stock options	43,426,500	77	3,343,840,500
Paid-in capital increase	49,506,210	180	8,911,117,800

Total of common share		365	16,896,420,300

[1]	Convertible preferred stock which converted during the year of 2006 is considered to convert at the beginning of the year.

•	Weighted average number of common stocks outstanding: 16,896,420,300 shares / 365 days = 46,291,562 shares

The weighted average number of common stock outstanding for the year ended December 31, 2005 is calculated as follows:

2005
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
Common share at January 1, 2005	24,000,000	195	4,680,000,000
Exercise of Stock options	30,075,000	20	601,500,000
Exercise of Stock options	30,400,000	150	4,560,000,000

Sub total of common share		365	9,841,500,000
Preferred share at January 1, 2006	12,576,500	365	4,590,422,500

Sub total of preferred share		365	4,590,422,500

•	Weighted average number of common stocks outstanding: 9,841,500,000 shares / 365 days = 26,963,014 shares
Basic Ordinary Earnings Per Share and Basic Earnings Per Share
Basic ordinary income per share and basic net income per share for the years ended December 31, 2006 and 2005 are calculated as follows:

(in Korean won)
Common Stock	2006		2005
Net ordinary income and net income as reported on the statement of operations	~~W~~	16,780,545,878	~~W~~	4,251,762,689

Preferred stock[1]		—		(1,352,376,093)
Weighted average number of common shares outstanding during the year		46,291,562		26,963,014

Basic ordinary income and net income per share	~~W~~	362	~~W~~	108

[1]	Imputed to preferred stock as of December 31, 2005 : ~~W~~4,251,762,689 (Ordinary income, Net income) ¥X 12,576,500 shares (weighted average number of preferred stocks outstanding) / 39,539,514 shares (total weighted average number of stocks outstanding) = ~~W~~1,352,376,093
On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Above basic ordinary income per share and basic net income per share were calculated to reflect the stock split.

Since there were no extraordinary gains or loss, basic ordinary income per share is same as the basic income per share.
Diluted Ordinary Earnings Per Share and Diluted Earnings Per Share
The Company is not a listed corporation under the Article 2 of The Securities and Exchange Act. Therefore, in accordance with SKFAS Interpretation opinion 29-54, the Company did not calculate diluted ordinary earnings per share and diluted earnings per share.
Details of potential dilutive shares as of December 31, 2006, are as follows:
Stock options

		Number of common shares	Exercise Price
	Exercise Period	to be issued upon exercise	(Korean Won)
Fifth	2007.3.22~2014.3.22	405,000 shares	~~W~~	640
Sixth	2007.12.02~2014.12.02	700,000 shares		4,000
Seventh	2008.3.28~2015.3.28	468,000 shares		9,000
10. Related Party Transactions
Significant transactions with affiliated companies and affiliated party for the years ended December 31, 2006 and 2005, and the related account balances as of December 31, 2006 and 2005, are summarized as follows:

	2006
(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	130,694	~~W~~	958,543	~~W~~	41,671	~~W~~	390,766
Yahoo Korea Corp.		80,000		2,806,553		—		401,142

Total	~~W~~	210,694	~~W~~	3,765,096	~~W~~	41,671	~~W~~	791,908

Affiliated party	Beginning		Increase		Decrease		Ending
Loans:
Directors & employees	~~W~~	450,500	~~W~~	—	~~W~~	435,500	~~W~~	15,000

Total	~~W~~	450,500	~~W~~	—	~~W~~	435,500	~~W~~	15,000

	2005
(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	22,411	~~W~~	1,394,102	~~W~~	810	~~W~~	185,972
Yahoo Korea Corp.		1,000		1,982,512		—		222,377

Total	~~W~~	23,411	~~W~~	3,376,614	~~W~~	810	~~W~~	408,349

Affiliated party	Beginning		Increase		Decrease		Ending
Loans:
Directors & employees	~~W~~	189,250	~~W~~	403,500	~~W~~	142,250	~~W~~	450,500

Total	~~W~~	189,250	~~W~~	403,500	~~W~~	142,250	~~W~~	450,500

11. Supplemental Cash Flow Information
Significant transactions not affecting cash flows for the year ended December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006		2005
Transfer of stock option to additional paid-in capital	~~W~~	53,550	~~W~~	315,000
Transfer of held-to-maturity bond to current held-to-maturity bond		4,000,000		—
Transfer of long-term financial instruments to short-term financial instruments		380,000		—
Transfer of preferred stock to common stock		1,257,650		—

Report of Independent Accountants’
Review of Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the Board of Directors and Shareholders of
Gmarket INC.
We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS” thereafter) of Gmarket Co., Ltd (the “Company” thereafter) as of December 31, 2006. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS in accordance with the provision 2.2 of Act on External Audit for Stock Companies in Korea. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review.
Our review was conducted in accordance with the provision 2.3 of Act on External Audit for Stock Companies in Korea. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS.
Our review is based on the Company’s IACS as of December 31, 2006, and we did not review management’s assessment of its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
We conducted our review based on the Summary of IACS review standards established by the Korean Institute of Certified Public Accountants (established at March 19, 2005), and the standards can be applied before the effective date of ‘IACS standards established by the Internal Accounting Control System Operations Committee of the Korea Listed Companies Association’ and ‘IACS review standards by the Korean Institute of Certified Public Accountants’. Therefore our opinion can be changed by the application of these standards.
March 29, 2007